FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 22, 2021, announcing that SES Selected Gilat to Enable Tier-1 4G/LTE MNO in Brazil to Provide Broadband Connectivity for Education.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 22, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

SES Selected Gilat to Enable Tier-1 4G/LTE MNO in Brazil to
Provide Broadband Connectivity for Education

Gilat's multi-service platform opens opportunities for additional applications in the region

Petah Tikva, Israel, March, 22, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that SES, the leader in global content connectivity solutions, selected Gilat to enable a Tier-1 4G/LTE Mobile Network Operator (MNO) in Brazil to provide broadband connectivity for education. Gilat's multi-service platform opens opportunities for additional applications in the region.

Gilat's SkyEdge II-c platform will provide connectivity to hundreds of schools in Brazil over the SES-14 Ku-band High Throughput Satellite (HTS). This will enable the Tier-1 MNO to fulfill the government obligation of extending broadband connectivity for education to Brazil's most remote schools.

"We’re proud to be part of this project that aims to positively impact the lives of thousands of Brazilian students even across the most remote rural areas of the country, who will have the opportunity to benefit from the high-speed connectivity provided by our SES-14 satellite. Gilat's local delivery capabilities, including site installation and field support, make Gilat the right partner in supporting SES Networks to meet the requirements of our Tier-1 MNO customer and contribute in narrowing the digital divide in Brazil," said Omar Trujillo, Vice President of Sales for Fixed Data Americas at SES Networks. "With this collaboration we will also have the opportunity to provide additional services, such as mobile backhaul, enabled by Gilat's multi-service platform."

"This award signifies and supports SES and Gilat’s common goal of delivering high-quality broadband to people everywhere, who deserve the opportunity to be connected to the digital world," said Tobias Dezordi, Regional Vice President Latin America at Gilat. "Gilat's multi-service SkyEdge II-c platform together with its local presence will enable Brazil's Tier-1 MNO to provide connectivity for education throughout rural Brazil."

About SES

SES has a bold vision to deliver amazing experiences everywhere on earth by distributing the highest quality video content and providing seamless connectivity around the world. As the leader in global content connectivity solutions, SES operates the world’s only multi-orbit constellation of satellites with the unique combination of global coverage and high performance, including the commercially-proven, low-latency Medium Earth Orbit O3b system. By leveraging a vast and intelligent, cloud-enabled network, SES is able to deliver high-quality connectivity solutions anywhere on land, at sea or in the air, and is a trusted partner to the world’s leading telecommunications companies, mobile network operators, governments, connectivity and cloud service providers, broadcasters, video platform operators and content owners. SES’s video network carries over 8,200 channels and has an unparalleled reach of 367 million households, delivering managed media services for both linear and non-linear content. The company is listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com